SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

December 14, 2011

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated December 14, 2011 regarding “Ericsson announces change in Executive Leadership Team”

Ericsson announces change in executive leadership team

•	Cesare Avenia, Chief Brand Officer steps down, effective December 21, 2011 and leaves Ericsson’s Executive Leadership Team

•	Avenia has been key to implementing Ericsson’s brand platform and will continue to support this work as Senior Advisor to Group Functions Communications and Sales and Marketing

•	No replacement as Chief Brand Officer will be recruited.

Ericsson (NASDAQ:ERIC) today announced that Cesare Avenia will step down from his role as Chief Brand Officer. Cesare Avenia was appointed Chief Brand Officer (CBO) in November 2009, taking on the global responsibility for driving the implementation of Ericsson’s new brand strategy. The initial phase of that implementation is now completed and responsibility for the next steps will be transferred to the line organization.

Hans Vestberg, CEO and President of Ericsson, said, “Cesare Avenia was appointed to the important task of brand implementation due to his extensive experience and deep knowledge of the company and our customers. He has done a tremendously good job over the years in leading the first, critical phase of repositioning our brand to capture the new opportunities arising in the market.”

Cesare Avenia said, “I am confident that the organization we established during this period will continue to drive the brand positioning efforts forward successfully. Ericsson has an exciting journey and future ahead.”

The Chief Brand Officer role will not be replaced. This role and responsibility of brand strategy and implementation in the Executive Leadership Team will be a shared responsibility by Helena Norrman, Head of Group Function Communications and Jan Wäreby, Head of Group Function Sales & Marketing.

Effective December 21, 2011, Cesare Avenia is appointed Senior Advisor to Group Functions Communications and Sales and Marketing.

Cesare Avenia’s bio and photo can be found here >>

NOTES TO EDITORS:

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 180 countries, more than 90,000 employees generated revenue of SEK 203.3 billion (USD 28.2 billion) in 2010. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on NASDAQ OMX, Stockholm and NASDAQ New York

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on December 14 at 07:30 CET.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: December 14, 2011